UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35893

QIWI PLC
(Exact name of registrant as specified in its charter)

Kennedy 12, Kennedy Business Centre, 2nd floor P.C. 1087, Nicosia, Cyprus + 357 2265-3390
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B ordinary shares, nominal value EUR 0.0005 per share American Depositary Shares each representing one Class B ordinary share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.     QIWI PLC (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on May 2, 2013.

The Company’s American Depositary Shares (the “ADSs”), each representing one Class B ordinary share, nominal value EUR 0.0005 per share (an “Ordinary Share”), commenced trading on the Nasdaq Global Select Market (the “Nasdaq”) on May 3, 2013. On February 28, 2022, trading in the Company’s ADSs on the Nasdaq was halted (the “Trading Halt”).

On March 15, 2023, the Company received a notice from the staff of Nasdaq Stock Market LLC (the “Staff”), which determined to delist the Company’s ADSs from the Nasdaq. On March 21, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (the “Nasdaq Panel”) pursuant to Nasdaq Listing Rule 5815. On June 6, 2023, upon review of the information provided by the Company, the Nasdaq Panel determined to grant the Company’s request to remain listed on Nasdaq subject to the completion of certain milestones outlined in the Company’s restructuring plan (the “Panel Decision”). The Trading Halt remained in place.

On June 26, 2024, despite the efforts of the Company to satisfy the terms of the Panel Decision, the Nasdaq Panel determined to delist the Company. Nasdaq suspended trading in the Company’s ADSs on July 9, 2024, and the Staff determination to delist the Company became final on August 12, 2024.

On September 6, 2024, Nasdaq filed a notification of removal from listing on Form 25 with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 12d2-2(b) of the Exchange Act, which became effective on September 16, 2024.

B.       The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) pursuant to a prospectus supplement for the Company’s 6,800,870 ADSs representing 6,800,870 Ordinary Shares, filed on July 20, 2020 (pursuant to Rule 424(b)(7) under the Securities Act), forming part of the registration statement on Form F-3 (File No. 333-235239) that the Company first filed with the SEC on November 25, 2019, as amended on January 16, 2020, and which took effect on January 27, 2020.

Item 3. Foreign Listing and Primary Trading Market

A.       The Company’s ADSs trade on the Astana International Exchange Ltd (“AIX”) in Kazakhstan and the Moscow Exchange (“MOEX”) in Russia. Together, these exchanges constitute the primary trading market for the Company’s ADSs.

B.       The Company’s ADSs were first listed for trading on MOEX on May 20, 2013. The Company’s ADSs were first listed for trading on AIX on September 11, 2024. The Company has maintained its listing on the MOEX for at least 12 months preceding the filing of this Form 15F.

C.       The percentage of trading in ADSs that occurred in Russia and Kazakhstan together for the 12-month period from December 1, 2023 through November 30, 2024 (both dates inclusive) was 100%.

  Item 4. Comparative Trading Volume Data

A.      The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from December 1, 2023 through November 30, 2024 (both dates inclusive).

B.       The average daily trading volume of the Company’s Ordinary Shares and ADSs (when expressed in terms of the underlying Ordinary Shares) in the United States (both on-exchange and off-exchange) was nil for the abovementioned period. The average daily trading volume of the Company’s Ordinary Shares (including those represented in the form of ADSs) worldwide was 1,699,287 Ordinary Shares for the abovementioned period.

C.       The average daily trading volume of the Company’s Ordinary Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the Ordinary Shares on a worldwide basis for the period described in Item 4.A of this Form 15F was nil.

D.      The Company’s ADSs were delisted from Nasdaq effective as of September 16, 2024. As of that date, the average daily trading volume of the Company’s Ordinary Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the Ordinary Shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-month period was nil.

E.       The Company has not terminated its ADS program with respect to the ADSs and the corresponding deposit agreement.

F.      For the purposes of this Section 4 and Section 3.C., the Company only used Bloomberg L.P., investing.com, Yahoo Finance and the websites of MOEX and AIX as the sources for determining whether it meets the average daily trading volume requirements of Rule 12h-6. The Company analyzed its U.S. share trading relating to its Ordinary Shares and ADSs only using Bloomberg L.P., investing.com, Yahoo Finance and analyzed its non-U.S. global share trading relating to its Ordinary Shares and ADSs only using the websites of MOEX and AIX.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act by means of press release issued on December 30, 2024. The press release was posted to the Company’s website, https://qiwi.global/, and is filed as Exhibit 99.1 hereto.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, https://qiwi.global/.

PART III

Item 10. Exhibits

99.1  Press Release, dated December 30, 2024.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)      the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)      its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)      it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, QIWI PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, QIWI PLC certifies that, as represented on this Form 15F, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: December 30, 2024	QIWI PLC

	By:	/s/ Alexey Mashchenkov
	Name:	Alexey Mashchenkov
	Title:	Chief Executive Officer